

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

October 7, 2008

Via Facsimile 212-424-8500 and U.S. Mail

Stephen G. Rooney
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092

Re: Compaňía de Telecomunicaciones de Chile S.A.
Schedule TO-C filed on September 11, 2008
Schedule TO-T/13E-3 filed on September 17, 2008 by Inversiones Telefónica Internacional Holding Limitada and Telefónica, S.A.
Amendment 1 filed on September 17, 2008
Amendment 2 filed on September 19, 2008
Amendment 3 filed on September 22, 2008
Amendment 4 filed on September 24, 3008
Amendment 5 filed on October 1, 2008
SEC File No. 5-55463

Dear Mr. Rooney:

We have reviewed the amended filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase dated September 17, 2008, filed as Exhibit (a)(1) to the Schedule TO-T/A filed on September 19, 2008.

Schedule TO-T/13E-3 filed on September 17, 2008 – Item 8(c) and (d)

1. The disclosure provided here should appear in the disclosure document that is distributed to target security holders (the Offer to Purchase). Please revise.

Offer to Purchase filed on September 19, 2008

General

2. As you know, you previously sought and were granted an exemption from Rule 14d-10(a)(1) to permit U.S. target security holders to be included in the Chilean Offer. See Telefonica (Sept. 22, 2008). The Commission granted such relief, but conditioned it on your undertaking to provide disclosure about the risks associated with participating in a non-U.S Offer in the disclosure document distributed to

U.S. persons. We are unable to locate the required discussion of the implications for U.S. target holders of participating in the Chilean Offer in the Offer to Purchase. Please advise.

Summary Term Sheet – Do I have statutory appraisal rights?, page 5

3. You state in this section that "[i]f required by law," Purchaser will extend any second-step tender offer to U.S. target security holders who do not tender into the Offers. U.S. security holders must know now, in making their tender decision, whether they will have the opportunity to tender into any second-step "clean up" offer required by Chilean law in the even that Purchaser purchases at least two-thirds of the outstanding target securities in these Offers. Revise to describe under what circumstances such an offer would NOT be extended to U.S. holders. During prior discussions with you, we were under the understanding that U.S. holders would be permitted to participate in such an offer. Advise in your response letter how you will advise target security holders about the amended disclosure concerning the circumstances under which they will be able to participate in a second-step mandatory offer. We may have further comments after reviewing your response.

Special Factors – Recent Discussions and Related Events, page 11

4. You state on page 12 of this section that on September 1, 2008, Telefónica retained Santander Investment Chile Limitada "to act as its financial advisor… and to assist Telefónica in connection with the definitive selection and implementation of the best alternative to pursue its objective of increasing ownership in the Company." It appears from this description of the role of the Financial Advisor in connection with this transaction, Santander Investment Chile constitutes an outside party that provided a "report, opinion or appraisal" that is materially related to this transaction, within the meaning of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. This is inconsistent with your notation under Item 9 of the Schedule TO-T/13E-3 that Purchaser did not receive such a report, opinion or appraisal from any outside party materially related to this transaction. We note that such a "report, opinion or appraisal" would encompass both written and **oral** presentations or discussions. In addition, information provided by the advisor need be specifically related to the value of the consideration to be provided, but rather, could pertain to the structure of the transaction itself. Please provide the disclosure required by Item 1015 with respect to the Financial Advisor. File any written materials provided by the Financial Advisor as an exhibit to the Schedule TO-T/13E-3 and provide a reasonably detailed description of any such materials (or any oral information provided) in the Offer to Purchase. Advise how you will disseminate this new information to target security holders.

Fairness of the Offers, page 12

5. See comment 1 above. Refer to Item 1014(c), (d) and (e) of Regulation M-A. Provide the required disclosure in the document disseminated to security holders, rather than in the Schedule TO-T/13E-3 only.

6. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant to the fairness of the consideration to be offered to unaffiliated security holders in a going private transaction. To the extent that one or more of such factors were not considered by filing persons or were considered but granted little weight, this in itself may be an important part of the filer's fairness analysis that should be described for shareholders. Please revise to include how the Telefónica Group considered each of the factors listed in Instruction 2 in assessing the fairness of this proposed merger, including the historical market price for the securities, the going concern value and the liquidation value of these securities.

7. Revise to include a discussion of the detriments of the Offers from the perspective of unaffiliated security holders of the Company. See Instruction 2 to Item 1013 of Regulation M-A.

8. Since the filers are affiliates of the Company, revise to provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

9. See the last comment above, with respect to the reference to the historical market price for the subject securities. Specifically address in your revised disclosure how the Telefónica Group considered the fact that the Company's ADSs traded at a higher price than the price offered during the first ($8.62) and second ($9.20) quarters of this fiscal year, and throughout all of the two fiscal years before that.

10. Expand the last bullet point in this section to explain how the Telefónica Group analyzed the factors referenced to arrive at a determination of fairness. For example, what specific "risks and uncertainties" did the Group consider and how did they lead to its fairness determination?

Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers, page 13

11. Describe the reasons for the structure of the Offers, and what other possible structures were considered. See Item 1013(b) of Regulation M-A.

12. Describe the reasons for the Offers in more specific terms than the general statements in the Background section on page 11. See Item 1013(c) of Regulation M-A. Your revised discussion should address the reasons for the timing of this transaction.

Appraisal Rights, page 16

13. The disclosure here is confusing with respect to the existence of appraisal rights and the price to be paid for purchases of securities that remain outstanding after these Offers. For example, refer to the first paragraph in this section. The first sentence in that paragraph indicates that "Chilean corporations law does not provide for appraisal rights in case of a tender offer." Later in the same paragraph, you disclose that if Purchaser obtains two-thirds of the outstanding securities as a result of these Offers, it will be obligated to pay in the subsequent mandatory tender offer "cannot be lower than the price applicable to appraisal rights." If appraisal rights don't exist, what is the "price applicable to appraisal rights?"

14. Refer to the last comment above. In paragraph two of this section, you list corporate actions which, if taken by the Purchaser after acquiring two-thirds of the Company's securities, would trigger appraisal rights. However, you don't discuss whether Purchaser intends to undertake any of such actions; if not, presumably remaining target holders will not have appraisal rights. Please clarify.

Financial Information, page 37

15. Provide the narrative discussion of the differences between U.S. and Chilean GAAP in the Offer to Purchase, where you provide the summary financial statements for the Company. See Instruction 8 to Item 10 of Schedule TO.

Source and Amount of Funds, page 40

16. You disclose here that the funds used to purchase tendered securities will come in part from "intercompany loans and/or capital contributions by Telefonica or other affiliates. Disclose the identity of the "other affiliates" and explain why (if they are providing financing for this transaction) they have not been included as filing persons on the Schedule TO-T/13E-3.

17. Refer to the last comment above. Provide the disclosure required by Item 1007(d) of Regulation M-A as to the loans to be used to partially finance the Offers. Note that pursuant to Item 12 of Schedule TO, any loan agreements must be filed as an exhibit.

Closing Comments

Please revise your filings to comply with the comments above. If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions